

Who We Are

AI-Powered Digital News & Media Startup



TFT started as **The Financial Today**, a business news startup that utilizes Artificial Intelligence to publish & broadcast business & financial news.

Today, we implement the same AI-powered journalism & business model in different news & media verticals like sports.



Slow Growth in Business News Sector

A huge gap between traders and business news subscribers.

71.4M
Online Traders

3.59M
Digital Subscribers

Top 5 Online Trading Platforms

- Charles Schwab: 29.2 Million
- Robinhood: 13 Million
- eToro: 13 Million
- TD Ameritrade: 11 Million
- E-Trade: 5.2 Million

Top 4 Business News Companies

- WSJ: 2 Million
- The Economist: 790,000
- Financial Times: 750,000
- Bloomberg: "Tens of Thousands"

Problem

Old Journalism Model + Technology = Still Inefficient Model





Newsgathering — Still relies on thousands of journalists & hundreds of news bureaus

Production — Implements technology to automate parts of their content production

Distribution — Still serves a market that relies on print with a combination of digital content

This makes business news expensive, with annual subscription fees between **$119 to $415.**

Solution

New Journalism Model + Technology = Highly Efficient Model





Newsgathering

Production

Distribution

Efficiency

Network Effects

Newsgathering
Work with agencies & data sources to gather factual & timely news.

Production
Use AI to automate production and create news anchor avatars.

Distribution
Distribute digital-only content and disregard the print market.

Efficiency
Low costs mean high margin that we'll use as an advantage.

Network Effects
Low entry barrier means service is accessible by many.

Product

AI-Powered News Content





THE FINANCIAL TODAY
Presented by eToro
FIRST LIGHT
MIKE WALLACE, TFT AI ANCHOR
THE FINANCIAL TODAY
Finally at Hand
Record Hunger in the Philippines As COVID Restrictions Bite
Key Points

News Articles

In-depth, factual, timely business & financial news.

Daily & Nightly

News shows hosted by our AI-powered news anchors.

Digital Magazine

Weekly magazine that features soft business & financial news.

Podcast (Soon)

Audio-based shows that inform and entertain our listeners.

Digital TV (Soon)

Original digital shows that cover a wide range of business topics.

Traction
Our 4-Month Progress



23,000+
Registered Subscribers







Engagement
Past 90-Days



	Daily Pageview per Visitor	Daily Time Spent per Visitor	Bounce Rate
	**11+** Pageviews	**40+** Minutes	**26%** Bounce Rate
WSJ, Bloomberg, Financial Times, The Economist	**2** Pageviews	**3** Minutes	**60%+** Bounce Rate

As of December 28, 2020

Initial Market: APAC

Digital News & Magazine Subscription Market



Users



730M+

950M+

2020 Subscribers

2025 Subscribers

ANNUAL GROWTH RATE: 6.02%

Revenue



$5.92B

$8.52B

2020 Revenue

2025 Revenue

ANNUAL GROWTH RATE: 8.78%

Source: Statista

Business Model

The National Basketball Association Model





Subscription

Native Sponsorships

3rd-Party Advertisements

Licensing

Unit Economics
Subscription-Based Revenue



$4.99
Annual Subscription

\-

$0.10
CAC

\-

$0.36
Article Cost per
Subscriber (ACS)

\-

$0.13
Episode Cost
per Subscriber (ECS)

\=

$4.40
Gross Profit

or

88%
Gross Margin

The cost figures and gross margin projections may
change and are not guaranteed.

CAC: $690 4-Mo Ad Spend = 23,000 Freemium Sub = 30% Conversion Rate = 6,900 Paying Sub = $0.10
ACS: $8,400 Annual Rights Spend / 23,000 Subs = $0.36
ECS: $3,000 Annual AI News Anchor Spend / 23,000 Subs = $0.13

Current Phase

TFT

          

Ideation   **MVP**   **Traction**   **Monetization**   **Growth**

Our AI-Powered News & Media Brands

From Business to eSports





Launched



Just Launched



Up Next

Founder

Experienced Startup Founder & CEO





Alfred Cardenas

- Founder & Former CEO of Jungle.
- Raised $125,000 for Jungle from notable investors like the global CEO of DHL.
- Antler Singapore Cohort 3
- University of Geneva, Investment & Financial Management
- Michigan State University, Journalism

Wefunder

Raising $107,000 for an 18-Month Runway





